

July 24, 2024

Giuliano La Fratta
Chief Financial Officer
Aeterna Zentaris Inc.
c/o Norton Rose Fulbright Canada, LLP
222 Bay Street, Suite 3000
PO Box 53, Toronto ON M5K 1E7, Canada

Re: Aeterna Zentaris Inc.
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-38064

Dear Giuliano La Fratta:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences